

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2024

Fanghan Sui
Chief Executive Officer
Battery Future Acquisition Corp.
8 The Green, #18195
Dover, DE 19901

> **Re: Battery Future Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 26, 2024**

Dear Fanghan Sui:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction


cc: Jeffrey M. Gallant